IT IS ORDERED as set forth below:

Date: February 21, 2012

Paul W. Bonapfel

U.S. Bankruptcy Court Judge

UNITED STATES BANKRUPTCY COURT NORTHERN DISTRICT OF GEORGIA ATLANTA DIVISION

:

IN RE: : CHAPTER 11

:

CDC CORPORATION, : CASE NO. 11-79079

:

Debtor. : JUDGE BONAPFEL

—— SCHEDULING ORDER AND NOTICE OF HEARINGS

PLEASE TAKE NOTICE that, at a hearing in above-captioned case held on February 1, 2012, the Court announced hearing dates on certain matters pertaining to a Chapter 11 plan anticipated to be filed by CDC Corporation (the “Debtor”) and pertaining to any alternative plan that any plan proponent seeks to have considered and provided to parties in interest on the same hearing schedule as Debtor’s plan. Accordingly, it is

ORDERED AND NOTICE IS HEREBY GIVEN that the Court shall hold a hearing, pursuant to Federal Rule of Bankruptcy Procedure 3017(a), to consider the approval of a disclosure statement to be filed by the Debtor in connection with its Chapter 11 plan and to consider the approval of a disclosure statement filed by any proponent of any alternative plan (provided that such plan and disclosure statement are filed on or before March 1, 2012) on March 20, 2012, at 11:00 a.m. in Courtroom 1401, U.S. Courthouse, 75 Spring Street, S.W., Atlanta, Georgia 30303. It is further

ORDERED AND NOTICE IS HEREBY GIVEN that the Court shall hold a hearing, pursuant to Federal Rule of Bankruptcy Procedure 3020(b)(2), to consider the confirmation of Debtor’s Chapter 11 plan and to consider the confirmation of any alternative plan filed by a proponent (provided that any disclosure statement filed in connection with such plan must have been approved at the hearing referenced in the preceding paragraph of this Order) on April 26,

2012, at 10:00 a.m. in Courtroom 1401, U.S. Courthouse, 75 Spring Street, S.W., Atlanta, Georgia 30303. It is further

ORDERED AND NOTICE IS HEREBY GIVEN that any party desiring to participate by telephone may do so by contacting CourtCall at (866) 582-6878. Attached hereto are procedures for parties appearing telephonically.

[END OF DOCUMENT] Prepared and Presented by:

LAMBERTH, CIFELLI, STOKES,

ELLIS & NASON, P.A. Attorneys for the Debtor

By:/s/ William D. Matthews William D. Matthews Georgia Bar No. 470865 wdm@lcsenlaw.com

3343	Peachtree Road, N.E. East Tower, Suite 550

Atlanta, Georgia 30326-1022 (404) 262-7373

2 373054

PROCEDURES FOR TELEPHONIC APPEARANCE UTILIZING COURTCALL

1. Contact CourtCall at (866) 582-6878 the day before the hearing.

2. CourtCall will provide you with written confirmation of a telephonic appearance and give you a number to call to make the telephonic appearance.

3. It is your responsibility to dial into the call not later than 10 minutes prior to the scheduled hearing. CourtCall does not call you.

4. The Court discourages the use of cell phones or speakerphones. Please put your telephone on mute when not speaking.

5. Each time you speak, you must identify yourself for the record.

6. Parties participating by telephone are individually responsible for their own expenses and will be billed directly by CourtCall.

7. Parties participating by telephone will not be allowed to examine any witnesses.